Exhibit 99.1

LightInTheBox Reports Second Quarter 2022 Financial Results

SHANGHAI, China, September 6, 2022 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter and First Half 2022 Financial Highlights

	Three Months Ended		Year-over-	Six Months Ended		Year-over-
	June 30,	June 30,	Year %	June 30,	June 30,	Year %
In millions, except percentages	2021	2022	Change	2021	2022	Change
Total revenues	$122.2	$132.4	8.3%	$234.2	$226.1	(3.5)%
- Apparel sales	$75.3	$108.7	44.4%	$134.4	$175.9	30.9%
Apparel sales / Total revenues	61.6%	82.1%		57.4%	77.8%
Gross margin	46.8%	55.3%		46.7%	53.4%
Net income / (loss)	$9.5	$(2.4)		$10.9	$(7.9)
Adjusted EBITDA	$14.5	$(1.5)		$16.8	$(6.1)

	As of December 31,	As of June 30,
In millions	2021	2022
Cash, cash equivalents and restricted cash	$59.6	$65.7

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We delivered a solid financial performance in the second quarter of 2022, despite challenges caused by macro headwinds including the COVID resurgence in China, soft consumer sentiment globally and fluctuations in foreign exchange rates. Our top line increased 8.3% year-over-year, returning to growth, while our loss significantly narrowed on a sequential basis due to improvements in our product mix and operating efficiency. During these difficult times, we have proved ourselves as a trusted platform with strong track record, receiving continued support from our long-term partners. Although uncertainties are still ahead of us, we will continue to improve our operational efficiency and customer experience. We have seen definite improvements in our supply chain and logistics, and we are confident of maintaining revenue growth momentum in the second half of 2022.”

Second Quarter 2022 Financial Results

Total revenues increased by 8.3% year-over-year to $132.4 million from $122.2 million in the same quarter of 2021. Revenues generated from product sales were $129.8 million, compared with $119.3 million in the same quarter of 2021. Revenues from services and others were $2.6 million, compared with $2.9 million in the same quarter of 2021. Included in product sales, revenues from apparel increased by 44.4% to $108.7 million in the second quarter of 2022, compared with $75.3 million in the same quarter of 2021. Revenues from apparel represented 82.1% of total revenues in the second quarter of 2022, and 61.6% in the same quarter of 2021.

Total cost of revenues was $59.2 million in the second quarter of 2022, compared with $65.1 million in the same quarter of 2021. Cost for product sales was $58.2 million in the second quarter of 2022, compared with $64.0 million in the same quarter of 2021. Cost for services and others was $1.0 million in the second quarter of 2022, compared with $1.1 million in the same quarter of 2021.

Gross profit in the second quarter of 2022 was $73.2 million, compared with $57.1 million in the same quarter of 2021. Gross margin was 55.3% in the second quarter of 2022, compared with 46.8% in the same quarter of 2021. The increase in gross margin was a result of the Company’s continuous efforts to optimize our product mix.

Total operating expenses in the second quarter of 2022 were $75.6 million, compared with $60.6 million in the same quarter of 2021.

•	Fulfillment expenses in the second quarter of 2022 were $7.8 million, compared with $7.6 million in the same quarter of 2021. As a percentage of total revenues, fulfillment expenses were 5.9% in the second quarter of 2022, compared with 6.2% in the same quarter of 2021 and 7.3% in the first quarter of 2022.

•	Selling and marketing expenses in the second quarter of 2022 were $58.2 million, compared with $43.5 million in the same quarter of 2021. As a percentage of total revenues, selling and marketing expenses were 44.0% for the second quarter of 2022, compared with 35.6% in the same quarter of 2021 and 41.6% in the first quarter of 2022.

•	G&A expenses in the second quarter of 2022 were $9.7 million, compared with $9.5 million in the same quarter of 2021. As a percentage of total revenues, G&A expenses were 7.3% for the second quarter of 2022, compared with 7.8% in the same quarter of 2021 and 8.6% in the first quarter of 2022. Included in G&A expenses, R&D expenses in the second quarter of 2022 were $4.7 million, compared with $5.1 million in the same quarter of 2021 and $4.6 million in the first quarter of 2022.

Loss from operations was $2.5 million in the second quarter of 2022, compared with $3.5 million in the same quarter of 2021.

Other income, net in the second quarter of 2022 was $0.1 million, compared with other income, net of $17.2 million in the same quarter of 2021. Included in other income, net in the second quarter of 2021, $17.1 million was derived from change in fair value on our equity investment. The gain in fair value change on our equity investment, after respective income tax of $4.2 million, was $12.9 million.

Net loss was $2.4 million in the second quarter of 2022, compared with net income of $9.5 million in the same quarter of 2021.

Net loss per American Depository Share (“ADS”) was $0.02 in the second quarter of 2022, compared with net income per ADS of $0.08 in the same quarter of 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS in the second quarter of 2022 was $0.02, compared with the diluted net income per ADS of $0.08 in the same quarter of 2021.

In the second quarter of 2022, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 113,070,465.

Adjusted EBITDA, which represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was negative $1.5 million in the second quarter of 2022, compared with income of $14.5 million in the same quarter of 2021.

As of June 30, 2022, the Company had cash and cash equivalents and restricted cash of $65.7 million, compared with $59.6 million as of December 31, 2021.

First Half 2022 Financial Results

Total revenues decreased 3.5% year-over-year to $226.1 million from $234.2 million in the same half of 2021. Revenues generated from product sales were $221.2 million, compared with $228.7 million in the same half of 2021. Revenues from services and others were $4.9 million, compared with $5.5 million in the same half of 2021. Included in product sales, revenues from apparel increased by 30.9% to $175.9 million in the first half of 2022, compared with $134.4 million in the same half of 2021. Revenues from apparel represented 77.8% of total revenues in the first half of 2021, and 57.4% in the same half of 2021.

Total cost of revenues was $105.5 million in the first half of 2022, compared with $124.8 million in the same half of 2021. Cost for product sales was $103.3 million in the first half of 2022, compared with $123.0 million in the same half of 2021. Cost for services and others was $2.2 million in the first half of 2022, compared with $1.8 million in the same half of 2021.

Gross profit in the first half of 2022 was $120.7 million, compared with $109.4 million in the same half of 2021. Gross margin was 53.4% in the first half of 2022, compared with 46.7% in the same half of 2021. The increase in gross margin was a result of the Company’s continuous efforts to drive revenues from product categories with higher margins.

Total operating expenses in the first half of 2022 were $129.5 million, compared with $111.5 million in the same half of 2021.

•	Fulfillment expenses in the first half of 2022 were $14.6 million, compared with $14.9 million in the same half of 2021. As a percentage of total revenues, fulfillment expenses were 6.5% in the first half of 2022, compared with 6.3% in the same half of 2021.

•	Selling and marketing expenses in the first half of 2022 were $97.3 million, compared with $79.1 million in the same half of 2021. As a percentage of total revenues, selling and marketing expenses were 43.0% for the first half of 2022, compared with 33.8% in the same half of 2021.

•	G&A expenses in the first half of 2022 were $17.7 million, compared with $17.9 million in the same half of 2021. As a percentage of total revenues, G&A expenses were 7.8% for the first half of 2022, compared with 7.6% in the same half of 2021. Included in G&A expenses, R&D expenses in the first half of 2022 were $9.3 million, compared with $10.0 million in the same half of 2021.

Loss from operations was $8.9 million in the first half of 2022, compared with $2.1 million in the same half of 2021.

Other income, net was $0.9 million in the first half of 2022, compared with $17.2 million in the same half of 2021. Included in other income, net, change in fair value on our equity investment was $0.8 million in the first half of 2022, compared with $17.1 million in the same half of 2021. The gain in fair value change on our equity investment, after respective income tax of $nil, was $0.8 million in the first half of 2022, compared with $12.9 million after respective income tax of $4.2 million in the same half of 2021.

Net loss was $7.9 million in the first half of 2022, compared with net income of $10.9 million in the same half of 2021.

Net loss per American Depository Share (“ADS”) was $0.07 in the first half of 2022, compared with net income per ADS of $0.10 in the same half of 2021. Each ADS represents two ordinary shares. The diluted net loss per ADS for the first half of 2022 was $0.07, compared with the diluted net income per ADS of $0.09 in the same half of 2021.

In the first half of 2022, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 113,062,096.

Adjusted EBITDA, which represents (loss) / income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was negative $6.1 million in the first half of 2022, compared with income of $16.8 million in the same half of 2021.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, and facilitate investors’ understanding of the past performance and future prospect.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on September 6, 2022 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10024891-4mlfy6f.html. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through September 14, 2022. The dial-in details are:

US/Canada:	+1-855-883-1031
Hong Kong:	800-930-639
Passcode:	10024891

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
ASSETS
Current Assets
Cash and cash equivalents	55,942	62,118
Restricted cash	3,660	3,603
Accounts receivable, net of allowance for credit losses	1,625	316
Amounts due from related parties	2,730	-
Inventories	11,997	11,055
Prepaid expenses and other current assets	7,947	7,878
Total current assets	83,901	84,970
Property and equipment, net	3,312	2,774
Intangible assets, net	8,232	6,844
Goodwill	30,440	28,994
Operating lease right-of-use assets	11,584	11,852
Long-term rental deposits	1,218	1,073
Long-term investments	56,383	57,232
Other non-current assets	296	454
TOTAL ASSETS	195,366	194,193

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	23,535	15,636
Advance from customers	24,789	30,445
Operating lease liabilities	3,784	4,503
Accrued expenses and other current liabilities	57,819	67,808
Total current liabilities	109,927	118,392

Operating lease liabilities	7,864	8,142
Long-term payable	78	55
Deferred tax liabilities	517	522
Unrecognized tax benefits	13,101	12,466
TOTAL LIABILITIES	131,487	139,577

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,382	282,448
Treasury shares	(29,309)	(29,309)
Accumulated other comprehensive income	2,737	1,316
Accumulated deficit	(192,072)	(199,855)
Non-controlling interests	124	(1)
TOTAL EQUITY	63,879	54,616
TOTAL LIABILITIES AND EQUITY	195,366	194,193

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Revenues
Product sales	119,337	129,828	228,759	221,171
Services and others	2,864	2,527	5,489	4,952
Total revenues	122,201	132,355	234,248	226,123
Cost of revenues
Product sales	(64,001)	(58,214)	(123,033)	(103,284)
Services and others	(1,051)	(983)	(1,808)	(2,167)
Total Cost of revenues	(65,052)	(59,197)	(124,841)	(105,451)
Gross profit	57,149	73,158	109,407	120,672
Operating expenses
Fulfillment	(7,619)	(7,774)	(14,865)	(14,638)
Selling and marketing	(43,531)	(58,225)	(79,122)	(97,257)
General and administrative	(9,494)	(9,661)	(17,910)	(17,727)
Other operating income	45	26	408	92
Total operating expenses	(60,599)	(75,634)	(111,489)	(129,530)
Loss from operations	(3,450)	(2,476)	(2,082)	(8,858)
Interest income	15	7	20	17
Interest expense	(4)	(1)	(8)	(3)
Other income, net*	17,178	83	17,209	945
Total other income	17,189	89	17,221	959
Income / (Loss) before income taxes	13,739	(2,387)	15,139	(7,899)
Income tax expense	(4,282)	(9)	(4,289)	(9)
Net income / (loss)	9,457	(2,396)	10,850	(7,908)
Less: Net income attributable to non-controlling interests	76	-	161	-

Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	9,381	(2,396)	10,689	(7,908)

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
—Basic	224,198,651	226,140,929	224,153,140	226,124,192
—Diluted	226,744,109	226,140,929	226,805,062	226,124,192

Net income / (loss) per ordinary share
—Basic	0.04	(0.01)	0.05	(0.03)
—Diluted	0.04	(0.01)	0.05	(0.03)

Net income / (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.08	(0.02)	0.10	(0.07)
—Diluted	0.08	(0.02)	0.09	(0.07)

*Other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2021	2022	2021	2022
Net income / (loss)	9,457	(2,396)	10,850	(7,908)

Less: Interest income	15	7	20	17
Interest expense	(4)	(1)	(8)	(3)
Income tax expense	(4,282)	(9)	(4,289)	(9)
Depreciation and amortization	(752)	(861)	(1,492)	(1,719)
EBITDA	14,480	(1,532)	16,619	(6,194)

Less: Share-based compensation	(58)	(30)	(198)	(66)
Adjusted EBITDA*	14,538	(1,502)	16,817	(6,128)

* Adjusted EBITDA represents income / (loss) from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.